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FIRM / AFFILIATE OFFICES
August 30, 2007 Gregory S. Belliston Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Mail Stop 6010 Washington, D.C. 20549	Barcelona	New Jersey
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Re:	VIA Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-145504)

Dear Mr. Belliston:

On behalf of VIA Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-145504) (the “Registration Statement”).

This letter also responds to the August 23, 2007 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s comments, we have noted the applicable page number of the Prospectus that forms part of the Amendment next to the comment. In addition, certain marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

Selling Stockholders, page 6

1.	Please identify in your filing which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer. We note that at least two of the sellers, J.P. Morgan Ventures Corporation and J.P. Morgan Securities, Inc., appear to be either broker-dealers or affiliates.

Response: We supplementally advise the Staff that based on information provided to us by each of the selling security holders, J.P. Morgan Securities, Inc. is a broker-dealer and J.P. Morgan Ventures Corporation is an affiliate of a broker-dealer. No other selling

Gregory S. Belliston

August 30, 2007

security holder is a broker-dealer or an affiliate of a broker-dealer. We have revised the disclosure accordingly in response to the Staff’s comment. See pages 6-8.

2.	Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 6-8.

3.	In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling security holder purchased in the ordinary course of business; and
•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise your prospectus as appropriate. We note that the first paragraph on page 6 contains the first representation above, but it does not contain the second.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 6-8.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me at (312) 876-7681 or Rick Meller at (312) 876-6521.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland

of LATHAM & WATKINS LLP

Enclosure